Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Dear CBOT Manager,

As part of our continuing effort to provide you with information on our pending merger with Chicago Mercantile Exchange, we are writing to update you on recent developments in the transaction approval process. As you know, yesterday the U.S. Securities and Exchange Commission (SEC) declared effective the Form S-4 registration statement relating to the proposed merger of CME and CBOT.

We will seek shareholder approval for the transaction in April, and information about the proxy and timing of the shareholder vote is contained in our press release. Please note that we still anticipate that we will receive final regulatory approval to complete the merger in mid-2007.

As we continue working with regulators, we are also involved in detailed planning for integrating the two companies. Teams comprised of members from both CBOT and CME are meeting regularly to develop comprehensive plans and consider the potential impact of the transaction on all stakeholders.

This is an exciting time for our business, but the pending changes, understandably, have sparked feelings of uncertainty among staff. With that in mind, we ask that you continue to share information and update staff that report to you. By remaining open and communicating frequently with your direct reports, you can help to mitigate the stress your staff may be feeling.

As a reminder, we’ve summarized below the points you should discuss with employees:

•	We are making progress complying with the requests of the Department of Justice and we remain optimistic that the deal will close in mid 2007.

•

Detailed integration planning is progressing on schedule. All integration planning teams have been chartered and launched. They will complete their planning by the end of March at the latest and then continue to fine-tune and adjust these plans until the deal closes.

•

The CME Group Management Team will structure and staff the combined organization, not the integration planning teams. A staffing process is being developed that will provide all employees with knowledge of their job status as soon as possible after the close. We will provide an update on that process as soon as we can.

•	Severance will be paid to all eligible employees who lose their jobs as a direct result of the merger or if their base salary is reduced and they elect to terminate their employment within 10 days of such salary reduction (in each case within 24 months post-close). The terms of the severance package were communicated in an employee letter on November 10, 2006.

We remain committed to keeping you informed and up-to-date on all merger-related developments. To that end, another all-employee newsletter will be sent out in the coming days. And you can encourage your staff to continue to submit questions electronically through the Just Ask site on OnBoard.

Finally, thank you for your assistance as we plan for the merger. Your support and hard work has been critical, and it will continue to be, as we move toward completion of the transaction.

Best Regards,

Bernie and Bryan

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.